Exhibit 12.6

Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$44,815	$25,296
Less- Change in accounting principle	-	(2,497)
Add- Taxes based on income	11,532	16,357
Net income before income taxes and change in accounting principle	56,347	44,150

Add- fixed charges:
Interest on long term debt	12,469	13,918
Estimated interest cost within rental expense	215	390
Amortization of net debt premium, discount, and expenses	450	473
Total fixed charges	13,134	14,781

Earnings available for fixed charges	69,481	58,931

Ratio of earnings to fixed charges	5.29	3.98

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,458	1,998
Adjustment to pre-tax basis	375	1,293
	1,833	3,291

Combined fixed charges and preferred stock dividend requirements	$14,967	$18,072

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.64	3.26